

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2014

Via E-mail
Mark Breitbard
Chief Executive Officer
The Gymboree Corporation
500 Howard Street
San Francisco, CA 94105

  Re: The Gymboree Corporation
     Form 10-K for the Fiscal Year Ended February 2, 2013
     Filed May 2, 2013
     File No. 000-21250

Dear Mr. Breitbard:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended February 2, 2013
Item 7. Management's Discussion and Analysis, page 16
Summary Disclosures about Contractual Obligations, page 22

1. In future filings, please revise your contractual obligations table to include in a separate line item your estimated interest payments on your long-term debt. Please also disclose in a footnote to the table any assumptions you made to derive these amounts. Please provide us your proposed disclosure.

Item 8. Financial Statements and Supplementary Data, page 26
Note 1. Summary of Significant Accounting Policies, page 33
Cost of Goods Sold, page 38
Selling, General and Administrative Expenses, page 39

2. In future filings, please revise your footnote disclosure to clarify, if true, that you allocate a portion of your depreciation and amortization to cost of goods sold. If you do not allocate a portion to cost of goods sold, please remove the gross profit subtotal from your future filings and relabel the cost of goods sold line item throughout the filing to indicate that it excludes depreciation and amortization. Refer to SAB Topic 11:B. Please provide us your proposed disclosure.

3. For both the outbound shipping and handling expenses to your stores and the costs associated with your distribution center that are excluded from cost of goods sold, please tell us the related amounts for each period presented and explain how you concluded that these amounts were not directly or indirectly incurred in bringing an article to its existing condition and location – the store from which it will be sold. Refer to ASC 330-10-30-1. If you do not believe these amounts are material in any period presented, please provide us your materiality analysis. In doing so, please also include as a part of your analysis other amounts not included in cost of goods sold or gross profit for materiality reasons.

Note 22. Condensed Guarantor Data, page 64

4. Please tell us and revise your disclosure in future filings to clarify which entity represents the issuer of the Notes.

5. In future filings, please disclose, if true, that the guarantees of the Notes are joint and several. Refer to Rule 3-10(i)(8) of Regulation S-X.

6. Based upon your disclosures in the Form S-4 filed May 16, 2011 and the Indenture filed as an Exhibit to that Form S-4, it appears that the subsidiary guarantees are subject to various release provisions. If any of these release provisions is other than a customary one, please advise. Otherwise, please revise your disclosure in future filings so that you do not characterize the guarantees as full and unconditional without also disclosing the circumstances under which they can be released. Please provide us your revised disclosure.

7. Please tell us why the amounts included in the dividend from subsidiary line item in The Gymboree Corporation column for the year ended February 2, 2013 represent investing cash inflows as opposed to operating cash inflows.

8. Please tell us the types of amounts included in the intercompany transfers line item. Some of these amounts appear to result in an increase in the intercompany receivable balance of the Guarantor Subsidiaries and an increase in the intercompany payable balance of The Gymboree Corporation. Please also explain why the intercompany

transfers amounts shown in the Guarantor Subsidiaries column represent financing cash outflows, as opposed to investing and/or operating cash outflows.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Blaise Rhodes at (202) 551-3774 or Rufus Decker, Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining